                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                            Arrow International, Inc.
                            ------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    042764100
                                    ---------
                                 (CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        Rule 13d-1(b)
    X   Rule 13d-1(c)
        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042764100

                                       13G
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1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Richard T. Niner



                                Page 1 of 4 pages

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                     (a) / /
                                     (b) / /
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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    NUMBER OF      5. SOLE VOTING POWER
    SHARES            1,648,830
    BENEFICIALLY  -----------------------------------------------
    OWNED BY       6. SHARED VOTING POWER
    EACH              4,658,340
    REPORTING     -----------------------------------------------
    PERSON         7. SOLE DISPOSITIVE POWER
    WITH              1,648,830
                   ----------------------------------------------
                   8. SHARED DISPOSITIVE POWER
                      4,658,340

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,307,170
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*

    /     /
-----------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.5%
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12. TYPE OF REPORTING PERSON*

    IN
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    This Statement constitutes Amendment No. 7 to the Statement on Schedule 13G filed by the undersigned with the Securities and Exchange Commission on February 15, 1993, as amended in February 1995, February 1996, February 1999, February 2001, February 2002 and February 2003 (collectively, the "Schedule 13G"), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania corporation (the "Company"), pursuant to SEC Rule 13d-c.

     Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4.   Ownership
          ---------



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    Mr. Niner's response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:

    (a) Total Amount Beneficially Owned: 6,307,170**
                                         ---------

    (b) Percent of Class: 14.5%
                          ----

    (c) Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote 1,648,830
                                                       ---------

        (ii)  shared power to vote or to direct the vote 4,658,340
                                                         ---------

        (iii) sole power to dispose or to direct the disposition of 1,648,830
                                                                    ---------

        (iv)  shared power to dispose or to direct the disposition of 4,658,340
                                                                      ---------

Number of shares beneficially owned reflects the two-for-one split of the Company's Common Stock on August 15, 2003.

**Shares beneficially owned include an aggregate of 13,846 shares owned by Mr. Niner's wife and minor child, as to which Mr. Niner disclaims beneficial ownership, 20,000 shares held by a charitable foundation of which Mr. Niner is an officer and a director with power to vote and dispose of the shares of Common Stock held by such foundation, as to which shares Mr. Niner disclaims beneficial ownership, and 4,624,494 shares held by Mertz & Moyer, as nominee for the Robert
L. McNeil, Jr. 1983 Intervivos Trust (the "McNeil Trust"), of which Mr. Niner is one of two trustees who have shared power to vote and dispose of such shares held in such trust. Also includes 12,000 shares issuable upon the exercise of options which are deemed to be presently exercisable.

Item 10.  Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 3 of 4 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2004


                          By: /s/ Richard T. Niner
                              ---------------------




                                Page 4 of 4 pages